Exhibit 99.1
EYAK TECHNOLOGY, LLC AND SUBSIDIARY
A SUBSIDIARY OF THE EYAK CORPORATION
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008, AND 2007

Page

Report of Independent Registered Public Accounting Firm	1

Audited Consolidated Financial Statements

Consolidated Balance Sheets	2-3

Consolidated Statements of Income	4

Consolidated Statements of Members’ Equity	5

Consolidated Statements of Cash Flows	6-7

Notes to Consolidated Financial Statements	8-19

Report of Independent Registered Public Accounting Firm
Board of Directors
Eyak Technology, LLC
Dulles, Virginia
We have audited the accompanying Consolidated Balance Sheets of Eyak Technology, LLC and Subsidiary as of December 31, 2009 and 2008, and the related Consolidated Statements of Income, Members’ Equity, and Cash Flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eyak Technology, LLC and Subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Aronson & Company
Rockville, Maryland
March 2, 2010

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheets

December 31,	2009	2008
Assets
Current assets
Cash and cash equivalents	$15,022,141	$4,781,811
Accounts receivable	82,645,419	66,540,663
Inventory	1,767,576	1,678,758
Deferred contract costs	54,056,367	29,731,144
Prepaid expenses and other current assets	1,602,067	1,336,217

Total current assets	155,093,570	104,068,593

Property and equipment, net	178,518	248,388

Other assets
Loans receivable — related parties	—	134,089
Intangible assets, net	99,030	495,269
Deposits	124,844	124,844

Total other assets	223,874	754,202

Total assets	$155,495,962	$105,071,183

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheets

	2009	2008
Liabilities and Members’ Equity
Current liabilities
Borrowings under credit facilities	$5,281,901	$1,532,272
Accounts payable and accrued expenses	55,921,871	52,549,929
Accounts payable — related party	9,382,706	1,426,146
Financed lease debt	—	1,456,428
Accrued salaries and related liabilities	4,681,870	3,181,121
Deferred revenue	58,761,467	32,946,379

Total current liabilities	134,029,815	93,092,275

Long term liabilities
Deferred rent	3,424	77,445

Total liabilities	134,033,239	93,169,720

Commitments and contingencies

Members’ equity	21,462,723	11,901,463

Total liabilities and members’ equity	$155,495,962	$105,071,183

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Income

Years Ended December 31,	2009	2008	2007

Revenue
Product revenue	$155,475,064	$111,180,182	$128,950,838
Services revenue	253,284,166	162,294,424	99,634,078

Total revenue	408,759,230	273,474,606	228,584,916

Direct costs
Product direct costs (related party purchases of $21,865,349, $25,840,647, and $68,973,976 in 2009, 2008, and 2007 respectively; see footnote 11)	144,092,270	102,035,599	121,247,302
Services direct costs	222,262,477	140,147,335	86,969,652

Total direct costs	366,354,747	242,182,934	208,216,954

Gross margin on revenue
Product gross margin	11,382,794	9,144,583	7,703,536
Services gross margin	31,021,689	22,147,089	12,664,426

Total gross margin on revenue	42,404,483	31,291,672	20,367,962

Selling, general and administrative costs	20,843,894	18,411,950	12,278,686

Income from operations	21,560,589	12,879,722	8,089,276

Other income (expense)
Interest income	170,616	388,924	153,942
Interest expense	(23,891)	(224,655)	(360,837)

Total	146,725	164,269	(206,895)

Net income	21,707,314	13,043,991	7,882,381

Net income attributable to noncontrolling interest	—	—	877,843

Net income attributable to parent entity	$21,707,314	$13,043,991	$7,004,538

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Members’ Equity

	Noncontrolling		Total Members’
Years Ended December 31, 2009, 2008, and 2007	Interest	Members’ Equity	Equity

Balance, January 1, 2007	$—	$3,809,043	$3,809,043
Distributions	(877,843)	(2,260,275)	(3,138,118)
Net income	877,843	7,004,538	7,882,381

Balance, December 31, 2007	$—	$8,553,306	$8,553,306
Distributions		(9,695,834)	(9,695,834)
Net income		13,043,991	13,043,991

Balance, December 31, 2008	$—	$11,901,463	$11,901,463
Distributions		(12,146,054)	(12,146,054)
Net income		21,707,314	21,707,314

Balance, December 31, 2009	$—	$21,462,723	$21,462,723

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2009	2008	2007

Cash flows from operating activities
Net income	$21,707,314	$13,043,991	$7,882,381
Adjustments to reconcile net income to net cash provided (used) by operating activities
Depreciation	123,280	139,543	135,769
Amortization	396,239	132,071	33,018
Bad debt expense	100,000	120,250	64,605
Distribution of profits to noncontrolling interest	—	—	(877,843)
(Increase) decrease in
Accounts receivable	(17,661,184)	2,962,612	(48,044,252)
Inventory	(88,818)	1,184,869	(2,008,180)
Deferred contract costs	(24,325,223)	(16,153,888)	8,204,574
Prepaid expenses and other assets	(265,850)	1,502,912	(1,284,632)
Deposits	—	48,515	(103,777)
Increase (decrease) in
Accounts payable and accrued expenses	6,826,507	25,029,017	7,632,879
Accounts payable — related party	7,956,560	(11,428,972)	6,828,980
Accrued salaries and related liabilities	1,500,749	1,599,447	652,635
Deferred revenue	25,815,088	16,596,246	(5,857,585)
Deferred rent	(74,021)	(49,887)	13,159

Net cash provided (used) by operating activities	22,010,641	34,726,726	(26,728,269)

Cash flows from investing activities
Purchases of property and equipment	(53,410)	(155,746)	(160,395)
Purchase of noncontrolling interest of subsidiary from related party	—	—	(660,358)
Net repayments from related party	134,089	8,902	2,566

Net cash provided (used) by investing activities	80,679	(146,844)	(818,187)

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Cash Flows (Continued)

Years Ended December 31,	2009	2008	2007

Cash flows from financing activities
Proceeds from (payments to) credit facilities, net	3,749,629	(23,944,509)	19,662,502
Proceeds from financed lease debt	—	—	6,625,066
Distributions	(15,600,619)	(6,241,269)	(2,260,275)

Net cash (used) provided by financing activities	(11,850,990)	(30,185,778)	24,027,293

Net change in cash and cash equivalents	10,240,330	4,394,104	(3,519,163)

Cash and cash equivalents at beginning of year	4,781,811	387,707	3,906,870

Cash and cash equivalents at end of year	$15,022,141	$4,781,811	$387,707

Supplemental cash flow information
Interest paid	$28,592	$324,727	$256,046

Accrued distribution payable	$—	$3,454,565	$—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

1. Organization and significant accounting policies
Organization: Eyak Technology, LLC (the “Company” and “Eyaktek”), a subsidiary of The Eyak Corporation, was incorporated on January 2, 2002, under the laws of the State of Delaware. The Company provides communication solutions, information technology solutions, health care services, and architecture and engineering services to government and civilian federal agencies. GTSI Corporation (GTSI) is a 37% member in the Company.

As of December 31, 2009, the Company is an Alaskan Native owned 8(a) certified contractor under a program administered by the U.S. Small Business Administration (SBA) and will graduate from the 8(a) program in May 2011.

EG Solutions, LLC (EGS) was formed on January 24, 2006 under the laws of the State of Delaware and provides hardware and software sales and maintenance to the federal government and federal government contractors. EGS operations began during 2007. The Company owned a 51% membership interest and GTSI Corporation was a 49% member in EGS. On September 30, 2007 the Company purchased GTSI’s membership interest in the joint venture for $660,358. This acquisition of the noncontrolling interest in EGS was accounted for under the purchase method. The excess of the purchase price over the net book value of the assets acquired resulted in intangible assets of $660,358 (See Note 6). Under the terms of the purchase agreement, the Company signed a subcontract agreement with GTSI to continue providing services under the First Source Contract for which the joint venture was formed. From September 30, 2007, EGS is a wholly owned subsidiary of Eyaktek.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Eyak Technology, LLC and its subsidiary, EG Solutions, LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue: The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company recognizes revenue from product sales when title passes to the customer, typically upon delivery. When a customer order contains multiple items such as hardware, software and services which are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting. By determining if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in Eyak Tek’s control.

Generally, the Company is able to establish fair value for all elements of the arrangement. In these instances, revenue is recognized on each element separately. However, if fair value cannot be established or if the delivered items do not have standalone value to the customer without additional services being provided, the Company recognizes revenue on the contract as a single unit of accounting.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

In most cases, revenue from hardware and software product sales is recognized when title passes to the customer. Based upon the Company’s standard shipping terms, FOB destination, title passes upon delivery of the products to the customer. However, occasionally Eyak Tek’s customers will request bill-and-hold transactions in situations where the customer does not have space available to receive products or is not able to immediately take possession of products for other reasons, in which case Eyak Tek will store the purchased equipment in its distribution center. The Company only recognizes revenue for bill-and-hold transactions when the goods are complete and ready for shipment, title and risk of loss have passed to the customer, management receives a written request from the customer for bill-and-hold treatment, and the ordered goods are physically segregated in Eyak Tek’s warehouse from other inventory and cannot be used to fulfill other customer orders.

The Company records freight billed to customers as sales and the related shipping costs as cost of sales.

The Company sells products to certain customers under sales-type lease arrangements for terms typically ranging from two to four years. The Company accounts for its sales-type leases by recognizing current and long-term lease receivables, net of unearned income, on the accompanying consolidated balance sheets. The present value of all payments is recorded as sales and the related cost of the equipment is charged to cost of sales. The associated interest is recorded over the term of the lease using the effective interest method.

Eyak Tek transfers these receivables to various financing companies. The transfer of receivables in which the Company surrenders control is accounted for as a sale. To surrender control, the assets must be isolated from the Company, the transferee has the right to pledge or exchange the receivables and the Company must not have an agreement that entitles and obligates it to repurchase the receivables or the ability to unilaterally cause the holder to return specific assets. If the transfer of receivables does not meet the criteria for a sale the transfer is accounted for as a secured borrowing with a pledge of collateral. As a result, the Company has recorded certain transferred receivables and secured borrowings, within accounts receivable and long-term lease receivables, and as financed lease debt on the consolidated balance sheet.

Revenue from fixed-price type service contracts is recognized under the proportional performance method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, a provision is made currently for the loss anticipated on the contract. Revenue from time and materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts. Occasionally the Company hires third party contractors to carry out service obligations. In this circumstance, revenue is recognized over the performance period.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Revenue recognized on contracts for which billings have not been presented to customers at year end is included in the accounts receivable classification on the accompanying consolidated balance sheets.

Payments received in advance of the performance of services are included in the accompanying consolidated balance sheet as deferred revenue.

Cash and cash equivalents: For purposes of financial statement presentation, the Company considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.

Accounts receivable: The Company provides for an allowance for doubtful accounts based on management’s best estimate of possible losses determined principally on the basis of historical experience and specific allowances for known troubled accounts, if needed. All accounts or portions thereof that are deemed to be uncollectible or that require an excessive collection cost are written off to the allowance for doubtful accounts. At December 31, 2009 and 2008 management recorded an allowance of $340,593 and $291,163, respectively, for estimated doubtful accounts.

Marketing assistance fees: The Company has entered into agreements that provide for the payment of marketing assistance funds from certain vendors based on the amount of products sold. These fees are considered to be a reduction of direct costs.

Deferred contract costs: Deferred contract costs consist primarily of amounts paid to third party vendors in support of annual or periodic service agreements directly related to amounts included in deferred revenue at the period end. These annual or periodic service agreements relate to contracts to provide satellite bandwidth; computer and networking hardware maintenance; software support and upgrade rights; and other service agreements. Deferred contract costs are charged to direct costs in the period in which the service is rendered to the customer.

Prepaid expenses: Direct cost payments made to vendors in advance of shipments of products are charged to prepaid expenses in the accompanying consolidated balance sheets. Payments made to vendors in advance of performance of services for indirect costs are charged to prepaid expenses in the accompanying consolidated balance sheets. Prepaid expenses are charged to direct and indirect costs in the period in which the service or product is rendered to the Company.

Inventory: Inventory consists primarily of computer equipment and is stated at the lower of cost or market using the specific identification method. The majority of the Company’s inventory at any time is made up of in-transit inventory. These are products that have been drop shipped by a vendor but not received by the end user prior to period end.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Property and equipment: Property and equipment are recorded at the original cost and are being depreciated on a straight-line basis over estimated lives of three to seven years. Leasehold improvements are amortized over the life of the assets or the remaining period of the lease whichever is shorter.

Intangible assets: Intangible assets are recorded at fair value on the date of acquisition and are being amortized over the estimated lives of the identified contracts ranging from one to five years based on the ratio of gross revenue of the contracts over the estimated future revenue of the contracts. Intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the relevant assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and its carrying value.

Deferred rent: The Company recognizes the minimum non-contingent rents required under operating leases as rent expense on a straight-line basis over the life of the lease, with differences between amounts recognized as expense and the amounts actually paid recorded as deferred rent on the accompanying consolidated balance sheets.

Income taxes: The Company is taxed as a partnership, and therefore, does not pay Federal and state corporate income taxes since the tax attributes of the Company are reported on the members’ income tax returns. Consequently, no provision for income taxes has been provided in the accompanying consolidated financial statements.

The Company evaluates uncertainty in income tax positions based on a more-likely-than-not recognition standard, effective January 1, 2009. If that threshold is met, the tax position is then measured at the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Prior to January 1, 2009, the Company evaluated uncertain tax positions such that the effects of tax positions were generally recognized in the financial statements consistent with amounts reflected in returns filed, or expected to be filed, with taxing authorities. For tax positions that the Company considered to be uncertain, current and deferred tax liabilities were recognized, or assets derecognized, when it was probable that an income tax liability had been incurred and the amount of the liability was reasonably estimable, or when it was probable that a tax benefit, would be disallowed by a taxing authority.

There was no impact on the financial statements of the adoption of the revised standard for uncertain tax positions. As of December 31, 2009, there are no accruals for uncertain tax positions. If applicable, the Company records interest and penalty as a component of income tax expense. Tax years from January 1, 2006 through the current year remain open for examination by federal and state tax authorities.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Use of accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements: The Financial Accounting Standards Board (“FASB”) is the authoritative body for financial accounting and reporting in the United States. On July 31, 2009, the FASB Accounting Standards Codification (“the Codification”) became the authoritative source of accounting principles to be applied to the financial statements of nongovernmental entities prepared in accordance with GAAP. The following is a list of recent pronouncements issued by the FASB:

Noncontrolling Interests in Consolidated Financial Statements: The pronouncement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. Moreover, the pronouncement includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This statement was adopted by the Company in 2009 and the expanded disclosures have been included for the year ended December 31, 2007.

Business Combinations: This statement significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, restructuring costs and income taxes. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the fiscal year beginning after December 15, 2008. The Company adopted these requirements in 2009 and there is no material impact on the Consolidated Financial Statements of the Company.

Subsequent Events: The pronouncement codifies existing standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Management adopted the pronouncement in the second quarter of Fiscal 2010. The adoption did not have any impact on the Consolidated Financial Statements.

Revenue Arrangements with Multiple Deliverables: The guidance amends the current revenue recognition guidance for multiple deliverable arrangements. It allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, vendor objective evidence, or third-party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple deliverable arrangements. The guidance is effective for fiscal years beginning on or after June 15, 2010. Management does not expect the adoption of this guidance to have a material impact on the Company’s Consolidated Financial Statements.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Revenue Arrangements with Software Elements: The pronouncement modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Management does not expect the adoption of this guidance to have a material impact on the Company’s Consolidated Financial Statements.

Variable Interest Entities and Transfers of Financial Assets and Extinguishments of Liabilities: The pronouncement on transfers of financial assets and extinguishments of liabilities removes the concept of a qualifying special-purpose entity and removes the exception from applying variable interest entity accounting to qualifying special-purpose entities. The pronouncements are effective for fiscal years beginning after November 15, 2009. The impact of the required consolidations is not expected to impact the Company’s Consolidated Financial Statements.

Disclosures about Derivative Instruments and Hedging Activities: This statement amends and expands the disclosure requirements for derivative instruments and for hedging activities. This statement is effective for interim periods beginning after November 15, 2008. This statement does not impact current or future disclosures because the Company does not engage in hedging activities nor invest in derivative instruments.

International Accounting Standards: In August 2008, the SEC announced that it will issue for comment a proposed roadmap regarding potential use of International Financial Reporting Standards (“IFRS”) for the preparation of financial statements by U.S. registrants. IFRS are standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and fiscal 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

Subsequent events: Management has evaluated subsequent events for disclosures in these financial statements through March 2, 2010, which is the date the financial statements are available to be issued.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

2. Accounts receivable
Accounts receivable at December 31, 2009 and 2008, consist primarily of amounts collectible from US federal government agencies and prime contractors to the government. The components of accounts receivable are:

	2009	2008
Billed receivables	$82,986,012	$63,782,232
Lease receivable, current	—	1,456,428
Unbilled receivables	—	1,593,166

Total	82,986,012	66,831,826
Less: Allowance for doubtful accounts	(340,593)	(291,163)

Total	$82,645,419	$66,540,663

Of the total receivables outstanding as of December 31, 2009 and 2008 approximately 33% and 22%, respectively, were outstanding with civilian agencies and approximately 66% and 75%, respectively, with The Department of Defense. There are no receivables assigned as collateral as of December 31, 2009.

3. Transferred receivables and financed lease debt
During 2009 and 2008, the Company sold lease receivables to a related party that met sales criteria in the amount of $8.0M and $4.7M, respectively. These amounts are included in cash flows from operating activities in the consolidated statements of cash flows. For the years ended December 31, 2009 and 2008, the Company derecognized the receivables and related liabilities associated with their transfers and recognized a net gain in the accompanying Consolidated Statements of Income of $89,728 and $147,002 which is included in product revenue on the accompanying Consolidated Statements of Income.

During the year ended December 31, 2007, rights under a leasing arrangement were transferred to a third party financing company. Though the Company received cash for the transfer of these rights, the transfer did not meet the criteria for a sale. As a result, receivables were reflected on the Company’s consolidated balance sheets. This amount is included in cash flows from financing activities in the consolidated statement of cash flows. As payments on these receivables are made by customers directly to the third party financing companies, the related reduction of these receivables and financed lease debt will be a non-cash transaction and will be excluded from the consolidated statement of cash flows.

The financed lease debt had an interest rate of 4.09%. The Company recognized $213,531, $199,602, and $46,304 of income associated with the lease for the years ended December 31, 2009, 2008, and 2007, respectively.

The financed lease debt fully matured on September 30, 2009.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

4. Prepaid expenses and other current assets	Prepaid expenses and other current assets consisted of the following at December 31:

	2009	2008
Prepaid direct contract costs	$925,532	$461,789
Prepaid indirect costs	87,203	157,751
Other current assets	589,332	716,677

Total	$1,602,067	$1,336,217

5. Property and equipment	Property and equipment consist of the following at December 31:

	2009	2008

Furniture, fixtures and equipment	$583,786	$621,471
Software	124,817	106,871
Leasehold improvements	30,528	30,528

Total	739,131	758,870

Less: Accumulated depreciation	(560,613)	(510,482)

Net	$178,518	$248,388

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

6. Intangible assets
Intangible assets resulted from the purchase of the noncontrolling interest in EG Solutions, LLC from GTSI Corporation during 2007. Intangible assets consisted of the following at December 31, 2009 and 2008:

	2009		2008		Weighted
		Amortization		Amortization	Average
	Costs	Accumulated	Costs	Accumulated	Life
Contract rights	$557,330	$(458,300)	$557,330	$(62,061)	5
Contract backlog	103,028	(103,028)	103,028	(103,028)	1

Total	$660,358	$(561,328)	$660,358	$(165,089)

The intangible assets have no residual value at the end of their useful life. Amortization expense for the years ended December 31, 2009, 2008, and 2007 was $396,239, $132,071, and $33,018, respectively. Estimated amortization expense for the next three years as of December 31, 2009 is as follows:

Year Ending December 31,	Amount
2010	71,134
2011	25,803
2012	2,093

7. Accounts payable and accrued expenses	Accounts payable and accrued expenses consisted of the following at December 31:

	2009	2008
Trade payables	$49,266,370	$44,666,965
Accrued distribution payable	—	3,454,565
Other accrued expenses	6,655,501	4,428,399

Total	$55,921,871	$52,549,929

8. Credit facilities
The Company has a financing arrangement with GE Commercial Distribution Finance Corporation (CDF). The arrangement consists of two separate agreements: a Business Financing Agreement (BFA) and an Inventory Financing Agreement (IFA). Under the terms of the agreements, the Company may borrow, between the two facilities, up to a total of $10,000,000 between January 1 and August 31, and $18,000,000 between September 1 and December 31. Amounts are advanced at the discretion of GE. The arrangements are secured by the assets of the Company, are guaranteed by The Eyak Corporation, a 51% owner of the Company, and are due on demand.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

The IFA is to be used to purchase inventory from approved vendors. Interest on the IFA portion of the facility varies depending on the terms that GE has with the specific vendor. The Company can obtain advances under the BFA up to the lesser of 85% of eligible receivables, or, the maximum amount of the facility. Interest on the BFA portion of the facility is payable monthly at the London InterBank Offered Rate (LIBOR) plus 2.5%. The weighted average interest rate on outstanding advances at December 31, 2009 and 2008 was 2.73% and 3.58%, respectively.

The financing arrangements contain certain financial covenants that require the Company to retain at least 35% of its net income on an annual basis and to maintain a ratio of funded debt to EBITDA of not more than 4.5:1 as of September 30 and December 31, and 3.5:1 as of March 31, and June 30. As of December 31, 2009 and 2008 the Company is in compliance with all of the covenants of the credit facility.

The Company has a “Short Term Accounts Receivable Program” (STAR Agreement) with a finance company. Under the terms of the agreement, the Company may obtain advances on approved customer purchase orders. Interest charges accrue at LIBOR plus 3.50% per annum once the advance has been outstanding for 45 days. No interest accrues for advances outstanding less than 45 days. The Company includes amounts advanced as borrowings under the credit facility in the accompanying consolidated balance sheets. Advances under the agreement are secured by specific accounts receivable of the Company and are due on demand.

At December 31, 2009 and 2008 borrowings under the credit facilities which were comprised of borrowings under the IFA were $5,281,901 and $1,532,272, respectively.

9. Retirement plan
The Company sponsors a 401(k) tax deferred retirement plan under the Internal Revenue Code to provide retirement benefits for all eligible employees. Participating employees may voluntarily contribute up to limits provided by Internal Revenue Service regulations. Beginning January 1, 2007 the Board of Directors approved an employer match to the 401(k) plan. The Company recorded $176,519, $197,686, and $111,541 in matching contributions for the years ended December 31, 2009, 2008, and 2007, respectively.

10. Operating leases
The Company is obligated, as lessee, under non-cancelable operating leases for office space in Alaska, Virginia and Seoul, South Korea. The minimum payments required under the leases are expensed on a pro rata basis over the term of the leases. The difference between the amounts expensed and the required lease payments is reflected as deferred rent in the accompanying consolidated balance sheets.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

The following is a schedule by years of future minimum rental payments required under the operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2009:

Year Ending December 31	Rent
2010	$545,355
2011	590,026
2012	604,770
2013	619,773
2014	635,294
2015	108,512

Total	$3,103,731

Total rent expense for the years ended December 31, 2009, 2008, and 2007 was $552,405, $834,660, and $684,619, respectively, net of sublease income in 2008 of $57,240. Due to the growth of the organization, the Company entered into a new office lease during 2007 moving its headquarters to Dulles, Virginia. Included in rent expense at December 31, 2007 is $149,840 representing the Company’s remaining lease obligation for the old headquarters office space, net of expected sublease recoveries and the write off of leasehold improvements. This charge was included in selling, general and administrative costs in the accompanying consolidated statements of income. The remaining liability at December 31, 2008 and 2007 was $138,871 and $139,129, respectively.

During 2009, the Company was able to sublease the old headquarters office space for a portion of the year at a discounted rate. The Company received $114,480 in sub-lease rental income which was classified as a reduction of rent expense for the year. The Company incurred net rental income of $12,427 in 2009 related to the difference between the rent payment reduced by the sublease income earned for the year, and relief of the accrual discussed in the previous paragraph.

11. Related party transactions
The Company had an unsecured loan to The Eyak Corporation, a 51% member in the Company. Interest was due annually at 3.75% and there were no stated repayment terms. The balance at December 31, 2007 was $9,352. During 2008 and 2007, The Eyak Corporation made payments on the loan of $9,352 and $3,629, respectively.

During the year ended December 31, 2006, the Company provided assistance to a wholly-owned subsidiary of The Eyak Corporation, Eyak Environmental Sciences, LLC (EES), in the form of managerial governance and project management. In the course of this assistance, the Company paid on behalf of EES operating expenses in the amount of $268,411, which is to be fully reimbursable to the Company by The Eyak Corporation. Additional advances made by the Company during 2008 and 2007 related to EES were $450 and $1,063, respectively. The receivable balance at December 31, 2008 and 2007 was $134,089 and $133,639, respectively. During 2009, The Eyak Corporation repaid the entire balance.

The Company executed a mentor-protégé agreement with GTSI Corporation, a 37% member in the Company. As part of the mentor-protégé relationship, the Company purchases products offered for resale directly from GTSI. During the years ended December 31, 2009, 2008, and 2007, the Company had $21.9 million, $25.8 million, and $69.0 million, respectively, of related party purchases directly from GTSI in the respective years. The adjusted gross profit margin for these transactions is then split between the Company and GTSI. During 2008, the Company dissolved the mentor-protégé agreement with GTSI Corporation. Subsequent to the dissolution of the mentor-protégé the Company continues to team with GTSI under a subcontract between the two companies.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

At December 31, 2009 and 2008, the Company has outstanding accounts payable to GTSI of $9.4 million and $1.4 million, respectively, for purchases of GTSI’s products.

During 2009 and 2008, the Company sold $8.0 million and $4.7 million, respectively, of lease receivables to GTSI under a Master Purchase Agreement between the two companies.

During the years ended December 31, 2009, 2008, and 2007, the Company recorded $36,000 of expenses to the Andrews Group, Inc., a Company owned by a member of the Company’s board of directors, for subcontractor services.

During 2007, the Company leased office space from the Andrews Group in Anchorage, Alaska. Payments were due monthly in the amount of $1,200. During the year ended December 31, 2007 rent expense under this lease was $9,600. During 2007, The Andrews Group sold the property being rented by the Company and the Company was released from their lease.

During 2007, the Company entered into a new lease for office space in Anchorage, Alaska with Plaza 201 Properties, LLC. Plaza 201 Properties, LLC is owned by one of the partners in Global Technology Group, a twelve percent owner in the Company. Rent expense paid to Plaza 201 Properties, LLC during 2009, 2008 and 2007 was $20,879, $20,124 and $4,193, respectively.

During 2006, the Company formed a joint venture with GTSI called EG Solutions, LLC (EGS). Under the operating agreement of EGS, the Company owned a fifty-one percent interest and GTSI owned a forty-nine percent interest. During 2007, EGS was awarded its first major contract. Shipments under the contract started in April of 2007. Due to operational challenges, the two entities decided to change their relationship from a joint venture to a more market driven prime — subcontractor relationship. Thus, EGS distributed to GTSI their forty-nine percent share of earnings through September 30, 2007 activity and purchased GTSI’s forty-nine percent of EGS. Distributions made during 2007 to GTSI related to EGS were $877,843. The Company paid GTSI $660,358 for the forty-nine percent ownership and EGS is now a wholly-owned subsidiary of the Company.

12. Commitments and contingencies
The Company derives a substantial portion of its revenue under contracts with the Federal government. These revenues are subject to adjustment upon audit. Management does not expect such adjustments, if any, to have a material effect on the Company’s financial position or results of operations.

The Company is occasionally involved in various lawsuits, claims, and administrative proceedings arising in the normal course of business. The Company believes that any liability or its loss associated with such matters, individually or in aggregate will not have a material adverse effect on the Company’s financial condition or its results of operations.